SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[June 29, 2004]

Metso Corporation

(Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F _____X____ Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________ No _____X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_________

SIGNATURES

Date June 29, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO’S MANAGEMENT AGENDA FOR 2004-2005

(Helsinki, Finland, June 29, 2004) - Metso Corporation (NYSE: MX; HEX: MEO) will present Metso’s management agenda for 2004-2005 in its Capital Markets Day today. In 2005 Metso aims at 6 percent operating profit and at 12 percent return on capital employed (ROCE). The business area specific operating profit targets for 2005 are: Metso Paper 5 percent, Metso Minerals 7 percent, Metso Automation 8 percent and Metso Ventures 6 percent.

When calculating the above operating profit and ROCE targets Metso’s transfer to IFRS reporting from the beginning of 2005 and the resulting abolishment of goodwill amortization has been taken into account.

“Our operational and financial targets for 2005, when realized, will improve Metso’s profitability clearly. This profitability level is not, however, enough for a global market leader. Targets for the time after 2005 will be set later. Now we concentrate on building a sustainable basis for a significant profit improvement in the long run,” says Jorma Eloranta, President and CEO of Metso Corporation.

Metso’s efficiency improvement program, started in June 2003, has been concluded in Metso Automation. The majority of the actions of Metso Minerals’ and Metso Ventures’ efficiency improvement programs are also either under implementation or already implemented. Main part of Metso Paper’s efficiency improvement measures have been implemented although in outsourcing the business area will not fully reach the set targets. The savings resulting from Metso’s efficiency improvement program are estimated to be slightly over EUR 100 million.

Business area management agendas

Metso’s all business areas will be managed focusing on the confirmed business area specific management agendas.

“The profitability of Metso Minerals and Metso Automation is already developing in the right way. In these business areas we will continue with our determined efforts in the same direction. Actions aiming at the improvement of Metso Paper’s profitability and the strengthening of competitiveness will continue. The divestiture of Dynapac, which is expected to take place on a fast timetable, will significantly strengthen Metso’s balance sheet. In addition, we have renewed Metso’s loan portfolio in the beginning of the year and lengthened the maturity structure of our loans,” says Jorma Eloranta.

In addition to the efficiency improvement program initiated in June 2003, the target for Metso Paper is to further reduce annual fixed costs by a total of EUR 50 million. The measures to improve the business area’s profitability are scheduled mainly for 2004-2005. Metso Paper plans to improve especially the efficiency of its administration and production by combining functions and focusing on the production and assembly of core components as well as simultaneuously strengthening its presence in new, growing markets.

The efficiency improvement measures are expected to lead to nonrecurring expenses in 2004-2005 with a targeted payback of less than a year on average. Arrangements will affect mainly Metso Paper’s operations in the Nordic countries and in North America. According to the preliminary estimates, these arrangements will affect approximately 1,100 - 1,300 persons. One half of the effects on personnel are estimated to consist of reductions and one half of outsourcing and actions comparable to outsourcing. More detailed plans of the measures within Metso Paper will be ready by the January-September Interim Review on October 28, 2004.

Metso Paper’s goal is global market and technology leadership in pulp and paper industry processes. In addition to the improvement in competitiveness this will especially require the strengthening of Metso Paper’s customer intimacy and the development of the tissue and board machine offering.

Metso Minerals will concentrate on implementation of the ongoing efficiency improvement measures. Metso Minerals will be developed around a core of minerals processing, crushing and screening business, which has already improved its profitability, and the expanded wear and spare parts business. Metal recycling equipment business and drilling business will be developed based on their business environment premises.

Metso Automation will concentrate on ensuring further positive development and growth and the business area has moved to the phase of continuous improvement.

Metso Ventures will continue as one of Metso’s development tools.

Metso’s outlook for 2004

Metso’s short-term outlook has been estimated in January-March Interim Review. According to the Interim Review, Metso Corporation’s operating profit before non-recurring items for 2004 is expected to be on the previous year’s level. Income before taxes is expected to be significantly better than in the previous year. Metso’s short-term outlook remains unchanged.

Presentation material for the Capital Markets Day

The material to be presented on the Capital Markets Day is available on Metso’s Internet pages at www.metso.com.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel +358 204 84 3000
Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation,
tel. +358 204 84 3004
Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.